PROSPECTUS
                                            Filed Pursuant to Rule 424(b)(5)
                                            Registration Statement No. 33-55249

                               20,628,572 SHARES


                            SEAGATE TECHNOLOGY, INC

                                  COMMON STOCK

     The shares of Common Stock, $.01 par value per share (the "Common Stock"), of Seagate Technology, Inc. ("Seagate" or the "Company") covered by this Prospectus are shares which may be offered and sold, from time to time, for the account of certain prospective stockholders of the Company (the "Selling Stockholders") who currently hold the Company's 5% Convertible Subordinated Debentures Due 2003 (the "Debentures"). See "Selling Stockholders." The shares of Common Stock covered by this Prospectus are issuable to the Selling Stockholders upon conversion of the Debentures. All of the shares covered hereby are to be sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholders.

     The Selling Stockholders may from time to time sell the shares of Common Stock covered by this Prospectus to or through one or more underwriters, and may also sell shares of Common Stock directly to other purchasers or through agents, on the Nasdaq National Market in ordinary brokerage transactions, in negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to the then prevailing market prices or at negotiated prices. See "Plan of Distribution." This Prospectus may not be used to consummate sales of Common Stock unless accompanied by a Prospectus Supplement which sets forth the names of any underwriters, dealers or agents involved in the sale of the shares of Common Stock in respect of which this Prospectus is being delivered, and any applicable fee, commission or discount arrangements with them.

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "SGAT." On August 24, 1994, the last sale price for the Common Stock as reported on the Nasdaq National Market was $24 1/4 per share.

     SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------


               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 19, 1994

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the
Commission: New York Regional Office, Seven World Trade Center, New York, New York 10048, and Chicago Regional Office, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports, proxy and information statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares covered by this prospectus, reference is made to the Registration Statement. Statements contained herein concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus: (i) the Company's Annual Report on Form 10-K for the fiscal year ended July 1, 1994; (ii) the description of the Company's Common Stock contained in its Registration Statement on Form 8-A as filed with the Commission on April 17, 1987; and (iii) the description of the Company's Preferred Stock Purchase Rights contained in its Registration Statement on Form 8-A filed with the Commission on November 23, 1988.

     All reports and other documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in a Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted in writing to Investor Relations at the Company's principal executive offices at 920 Disc Drive, Scotts Valley, California 95066 or by telephone at (408) 438-6550.
                            ------------------------

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

                                  THE COMPANY

     Seagate Technology, Inc. ("Seagate" or the "Company") designs, manufactures and markets a broad line of rigid magnetic disc drives for use in computer systems ranging from notebook computers and desktop personal computers to workstations and supercomputers, as well as in multimedia applications such as digital video and video-on-demand. The Company's products include over 100 rigid disc drive models with form factors from 2.5 to 5.25 inches and capacities from 130 megabytes to 9 gigabytes. The Company sells its products to original equipment manufacturers ("OEMs") for inclusion in their computer systems or subsystems, and to distributors, resellers and dealers. The Company has pursued a strategy of vertical integration and accordingly designs and manufactures rigid disc drive components including recording heads, discs, substrates, motors and custom integrated circuits. Seagate also assembles certain of the key subassemblies for use in its products including printed circuit board and head stack assemblies. The Company's products are currently manufactured primarily in the Far East with limited production in the United States.

     In addition to pursuing its core rigid disc drive business, the Company is broadening its business strategy as a data technology company to more fully address the markets for storage, retrieval and management of data. In this regard, the Company has implemented a strategy to sell selected magnetic recording components including thin-film heads, head stack assemblies and motors to other manufacturers. The Company is also investigating various opportunities to invest in software activities in which software might be sold together with the Company's products or marketed separately to third parties. Finally, the Company's strategy includes expanding its traditional rigid disc drive business to include other forms of data storage and retrieval, such as flash memory. The Company's broadened strategy has included and may continue to include acquisitions of, investments in and strategic alliances regarding complementary businesses, products and technologies.

     Seagate Technology is a registered trademark of Seagate Technology, Inc.

                                  RISK FACTORS

     An investment in shares of the Company's Common Stock being offered hereby involves a high degree of risk. In addition to the other information provided elsewhere in this Prospectus or incorporated herein by reference, the following risk factors should be considered carefully by potential purchasers in evaluating an investment in the shares of Common Stock covered by this Prospectus.

     Variability of Demand, Price Erosion and Other Characteristics of the Rigid Disc Drive Industry. The rigid disc drive industry in which the Company competes is subject to a number of risks. The demand for rigid disc drive products depends principally on demand for computer systems, which has historically been volatile. Changes in demand for computer systems often have an exaggerated effect on the demand for rigid disc drive products in any given period, and unexpected slowdowns in demand for computer systems generally cause sharp declines in demand for rigid disc drive products. The industry has been characterized by periodic situations in which the supply of rigid disc drives exceeds demand, resulting in higher than anticipated inventory levels, strong price competition and significant price erosion. Even during periods of consistent demand, the industry is characterized by intense competition and ongoing price erosion over the life of a given rigid disc drive product. The Company expects that price erosion in the rigid disc drive industry will continue and that overall unit volumes may not grow sufficiently to result in material levels of industry-wide revenue growth. In addition, the demand of rigid disc drive customers for new generations of products has led to short product life cycles, which requires that industry participants constantly develop and introduce new rigid disc drive products on a cost effective and timely basis. The manufacture of rigid disc drive products is difficult and complex, and it is common in the industry for companies to experience production difficulties which occasionally create delivery delays and quality problems. Most rigid disc drive products, including those of the Company, are manufactured outside of North America and foreign manufacturing is subject to a number of risks, including changes in government policies, transportation delays, tariffs, customs duties, fluctuations in foreign exchange rates, and export and tax controls. For these reasons, as well as those discussed in the following additional risk factors, an investment in the securities of the Company involves a high degree of risk.

     New Product Development. The rigid disc drive industry is characterized by rapidly changing technology, short product life cycles and rapidly changing customer needs, each of which requires ongoing development and introduction of new products. The Company believes that its future success will depend upon its ability to develop, manufacture and market products which meet changing customer needs, and which successfully anticipate or respond to changes in technology and standards on a cost-effective and timely basis. No assurance can be given that the Company will be able to successfully design or introduce new products in a timely manner, that the Company will be able to manufacture new products in volume with acceptable manufacturing yields and gross margins or successfully market such products, or that such products will perform to specifications on a long-term basis. In addition, during periods of new product introduction the Company must manage its inventory more carefully to avoid inventory obsolescence. The failure of the Company to achieve any of these objectives could have a material adverse effect on the Company's business and results of operations.

     Until recently, most rigid disc drives used ferrite heads. Although the performance of ferrite heads has dramatically improved over the years, the need for higher performance drives and the limitation of ferrite machining technology led to the development of thin-film heads. Thin-film heads, which are based on semiconductor processing technology, have better dimensional control than ferrite heads, permitting a higher density of storage on each disc. Today, all Seagate drives use thin-film heads. However, the Company believes that as requirements for even greater storage densities increase, demand for a more advanced head technology will grow. In anticipation of such growth, the Company currently has under development magnetoresistive ("MR") heads to be incorporated into future products. MR heads have discrete read and write structures which take advantage of special magnetic properties in certain metals to achieve significantly higher storage capacities. There can be no assurance that the Company's MR head development effort will be successful and a failure of the Company to successfully manufacture and market products incorporating MR head technology in a timely manner could have a material adverse effect on the Company's business and results of operations. Moreover, International Business Machines Corporation ("IBM") has initiated a lawsuit against the Company alleging misappropriation of IBM trade secrets, including trade secrets related to IBM's MR head

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

technology. The Company believes that IBM's claims are without merit, is vigorously defending this suit and is continuing development and preparation for commercial manufacture of MR heads. However, if IBM prevails in this suit, the Company could be enjoined from manufacturing MR heads or commercializing disc drives containing such heads and could also be held liable for damages, any of which could have a material adverse effect on the Company's business and results of operations.

     Fluctuation of Quarterly Results. The rigid disc drive industry in which the Company competes is characterized by variability of demand and declining unit sales prices over the life of a product, and the Company anticipates that these characteristics will continue. The Company expects its competitors to offer new and existing products at prices necessary to gain or retain market share and customers. This competition and continuing price erosion could adversely affect the Company's results of operations in any given quarter and such adverse effect often cannot be anticipated until late in any given quarter. In addition, the Company's operating results may also be subject to significant quarterly fluctuations as a result of a number of other factors, including the timing of orders from and shipment of products to major customers, product mix, variations in product costs and pricing, delays in product development, introduction and production, increased competition and general economic and industry fluctuations.

     Variability of Customer Requirements. The rigid disc drive industry has been characterized by large volume OEM purchase agreements and large distributor orders. Typically, the Company's OEM purchase agreements permit customers to cancel orders and reschedule delivery dates without significant penalties. Anticipated orders from many of the Company's OEM customers have in the past failed to materialize or delivery schedules have been deferred as a result of changes in customer requirements. Such OEM order fluctuations and deferrals have had a material adverse effect on the Company's results of operations in the past, and there can be no assurance that the Company will not experience such adverse effects in the future. Distributors typically furnish the Company with non-binding indications of their near-term requirements, with product deliveries based on weekly confirmations. To the extent actual orders from distributors decrease from their non-binding forecasts, such variances could have a material adverse effect on the Company's business and results of operations.

     Legal Proceedings. The Company is currently involved in numerous legal proceedings, including tax proceedings, securities class actions, patent claims, claims of misappropriation of trade secrets and claims for damages and costs relating to environmental matters. For a discussion of such legal proceedings see the "Income Taxes" and "Litigation" footnotes of the Company's consolidated financial statements incorporated herein by reference. An adverse judgment on one or more of these legal disputes could have a material adverse effect on the Company's business and results of operations.

     Business Diversification. In addition to pursuing its core rigid disc drive business, the Company is broadening its business strategy as a data technology company to more fully address the markets for storage, retrieval and management of data. Implementation of this broadened strategy entails risks of entering markets in which the Company may have limited or no experience. In addition, such broadened strategy could result in the diversion of management's attention from the core rigid disc drive business which could adversely impact the core business. The Company's strategy to sell selected magnetic recording components to other rigid disc drive manufacturers may improve such manufacturers' ability to compete with the Company in its core business. The broadened strategy also entails acquisitions of, or investments in, businesses, products and technologies. Acquisitions involve numerous risks, including difficulties in the assimilation of the operations and products of the acquired businesses and the potential loss of key employees or customers of the acquired businesses.

     High Fixed Costs. The Company has pursued a strategy of vertical integration of its manufacturing process in order to reduce unit costs, control quality and assure availability of certain components. This strategy entails a high level of fixed costs and requires a high volume of production and sales to be successful. During periods of decreased production, these high fixed costs have had, and could in the future have, a material adverse effect on the Company's business and results of operations.

     Manufacturing. Continued improvement in manufacturing process capabilities and reduced materials and manufacturing costs will be critical factors affecting the Company's results of operations. The Company

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

frequently changes the manufacturing processes for and constituent components of many of its products and continually evaluates the transfer of volume production of many of its components and products between facilities. There can be no assurance that such changes and transfers will be implemented on a timely or cost-effective basis. Delays or problems encountered in any of the foregoing could have a material adverse effect on the Company's business and results of operations.

     Competition. The Company has experienced and expects to continue to experience intense competition from a number of domestic and foreign companies. These companies include the other leading independent rigid disc drive manufacturers, as well as large integrated multinational computer manufactures such as Digital Equipment Corporation, Fujitsu Limited, Hewlett-Packard Company, Hitachi Limited, IBM, NEC Corporation and Toshiba Corporation. The Company also continues to face indirect competition from present and potential customers, including several of the computer manufacturers listed above, which continuously evaluate whether to manufacture their own drives or purchase them from outside sources. The introduction of products using alternative data storage and retrieval technologies could also be a significant source of competition. Products based upon such alternative technologies, which include optical recording technology and semiconductor memory (flash memory, SRAM and DRAM), could compete with the Company's products in the future.

     Availability of Component Supply. The Company relies on sole sources for certain components used in some of its products, and has experienced production delays when unable to obtain sufficient quantities of certain components or assembly capacity. While the Company maintains component inventory at levels it believes are adequate for its short-term needs, a prolonged inability to obtain essential components could have a material adverse effect on the Company's business and results of operations.

     Price Volatility of the Company's Common Stock. The Company's Common Stock has historically been subject to substantial price volatility as a result of quarter-to-quarter variations in the financial results of the Company or its competitors, announcements of new products by the Company or its competitors and announcements of changing business conditions by the Company's competitors or other companies within the computer industry. In addition, the stock market has experienced and continues to experience extreme price and volume fluctuations which have particularly affected the market price for many technology companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market prices of the Company's Common Stock.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

                              SELLING STOCKHOLDERS

     The Selling Stockholders are those individuals and entities who will hold shares of Common Stock issuable upon conversion of the Debentures. As of the date of this Prospectus, $270,750,000 principal amount of the Debentures is outstanding. The Debentures are convertible at any time through the close of business on November 1, 2003, subject to prior redemption, into shares of Common Stock at a price of $26 1/4 per share, subject to adjustment under certain circumstances. The registration of the shares of Common Stock offered for resale hereby is pursuant to a Registration Rights Agreement entered into in connection with the original issuance of the Debentures (the "Registration Rights Agreement").

     As of the date of this Prospectus, none of the Debentures has been converted and, as a result, the identity of the Selling Stockholders is not known. This Prospectus may not be used to consummate sales of Common Stock unless accompanied by a Prospectus Supplement. The applicable Prospectus Supplement will set forth the name and number of shares of Common Stock beneficially owned by each Selling Stockholder selling shares of Common Stock pursuant to such Prospectus Supplement, the number of shares to be offered by each Selling Stockholder pursuant to such Prospectus Supplement and the number of shares to be beneficially owned by each such Selling Stockholder if all of the shares offered thereby are sold. The applicable Prospectus Supplement will also indicate whether any Selling Stockholder has held any position or office with, been employed by, or otherwise had a material relationship with, the Company or any of its affiliates during the three years prior to the date of such Prospectus Supplement.

                              PLAN OF DISTRIBUTION

     The shares of Common Stock to be issued upon conversion of the Debentures and covered by this Prospectus may be offered and sold from time to time by the Selling Stockholders. The Selling Stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Such sales may be made in the over-the-counter market or otherwise, at market prices prevailing at the time of the sale, at prices related to the then prevailing market prices or in negotiated transactions, including pursuant to an underwritten offering or pursuant to one or more of the following methods: (a) purchases by a broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (b) ordinary brokerage transactions and transactions in which a broker solicits purchasers; and (c) block trades in which a broker-dealer so engaged will attempt to sell the shares as agent but may take a position and resell a portion of the block as principal to facilitate the transaction.

     In connection with the sale of shares of Common Stock covered hereby, Selling Stockholders may engage broker-dealers, who in turn may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or discounts from the Selling Stockholders in amounts to be negotiated immediately prior to the sale. In addition, underwriters or agents may receive compensation from the Selling Stockholders or from purchasers of the shares of Common Stock covered hereby for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell shares of Common Stock to or through dealers, such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they act as agents. Underwriters, dealers and agents that participate in the distribution of shares of Common Stock covered hereby may be deemed to be underwriters, and any discounts or commissions received by them from the Selling Stockholders and any profit on the resale of shares of Common Stock by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Selling Stockholders will be described, in the applicable Prospectus Supplement.

     The Registration Rights Agreement provides that the Company will indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act.

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


     The Company may suspend the use of this Prospectus for a discrete period of time if, in the judgment of its Board of Directors, it is advisable to do so due to pending corporate developments, public filings with the Securities and Exchange Commission or similar events. The Company is obligated in the event of such suspension to use its reasonable efforts to ensure that the use of the Prospectus may be resumed as soon as practicable. This offering will terminate on the earlier of (a) December 30, 1996 or (b) the date on which all shares offered hereby have been sold by the Selling Stockholders.


                                 LEGAL MATTERS

     Certain legal matters relating to the validity of the securities offered hereby will be passed upon for the Company by Wilson, Sonsini, Goodrich and Rosati, Professional Corporation, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements of Seagate Technology, Inc. incorporated by reference in Seagate Technology, Inc.'s Annual Report (Form 10-K) for the fiscal year ended July 1, 1994 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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                               TABLE OF CONTENTS

                                        PAGE
Available Information.................      2
Incorporation of Certain Documents
  by Reference........................      2
The Company...........................      3
Risk Factors..........................      4
Use of Proceeds.......................      7
Selling Stockholders..................      7
Plan of Distribution..................      7
Legal Matters.........................      8
Experts...............................      8
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  NO DEALER, SALESPERSON OR OTHER PERSON HAS
BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO
MAKE ANY REPRESENTATIONS OTHER THAN THOSE
CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN
OR MADE, SUCH INFORMATION AND REPRESENTATIONS
MUST NOT BE RELIED UPON AS HAVING BEEN
AUTHORIZED BY THE COMPANY OR THE SELLING
STOCKHOLDERS. THIS PROSPECTUS DOES NOT
CONSTITUTE AN OFFER TO SELL OR A SOLICITATION
OF AN OFFER TO BUY THE SHARES BY ANYONE IN
ANY JURISDICTION IN WHICH SUCH OFFER OR
SOLICITATION IS NOT AUTHORIZED, OR IN WHICH
THE PERSON MAKING THE OFFER OR SOLICITATION
IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON
TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR
SOLICITATION. UNDER NO CIRCUMSTANCES SHALL
THE DELIVERY OF THIS PROSPECTUS OR ANY SALE
MADE PURSUANT TO THIS PROSPECTUS, CREATE ANY
IMPLICATION THAT THE INFORMATION CONTAINED IN
THIS PROSPECTUS IS CORRECT AS OF ANY TIME
SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

---------------------------------------------
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

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                               20,628,572 SHARES


                            SEAGATE TECHNOLOGY, INC.

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS

                            ------------------------


                               SEPTEMBER 19, 1994


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